

ON

18001414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC
Mail Processing
Section

FEB 27 2018

Washington DC
408

SEC FILE NUMBER

8- 67899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Questrade USA, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge St. Suite 1700

(No. and Street)

Toronto	Ontario	M2M 4G3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Hsieh   416 227 - 9876 x5103

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

333 Bay St. Suite 4600	Toronto	Ontario	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB   yw

OATH OR AFFIRMATION

I, _____Edward Kholodenko_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Questrade USA, Inc._____ , as of _____December 31_____ , 20 _17_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE
FINANCIAL GROUP INC.)

Year ended December 31, 2017

(With Report of Independent Registered Public Accounting
Firm therein)

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

For the year ended December 31, 2017

Table of Contents



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors

Questrade USA, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Questrade USA, Inc. (the Company) as of December 31, 2017, the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 22, 2018
Toronto, Canada

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2017

Assets

Current assets:	
Cash	$ 153,646
Due from affiliate (note 4)	1,388
Prepaid expenses	1,277
	$ 156,311

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued liabilities	$ 19,739
Income taxes payable	348
	20,087
Long-term liabilities:	
Subordinated loan (note 3)	70,000
Interest on subordinated loan (note 4)	42,001
	112,001
Stockholder's equity:	
Common shares (note 5)	8
Additional paid-in capital	2,184
Retained earnings	22,031
	24,223
	$ 156,311

See accompanying notes to financial statements.

On behalf of the Board:

_____ Director

_____ Director

2

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended December 31, 2017

Revenue:	
Service fees (note 4)	$ 66,383
Interest	923
Foreign currency translation gain	9,214
	76,520
Expenses:	
Professional fees	37,027
Office and sundry (note 4)	24,603
Interest on subordinated loan (note 4)	12,000
Insurance	825
Bank charges	707
	75,162
Income before income taxes	1,358
Income tax expense (note 6)	348
Net income	$ 1,010

See accompanying notes to financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended December 31, 2017

	Common shares	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2017	$ 8	$ 2,184	$ 21,021	$ 23,213
Net income			1,010	1,010
Balance, December 31, 2017	$ 8	$ 2,184	$ 22,031	$ 24,223

See accompanying notes to financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

Year ended December 31, 2017

Balance, January 1, 2017	$ 70,000
Issuance of subordinated loans	—
Repayment of subordinated loans	—
Balance, December 31, 2017	$ 70,000

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 1,010
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Due from affiliate	4,019
Prepaid expenses	(674)
Accounts payable and accrued liabilities	1,108
Income taxes payable	(35)
Interest on subordinated loan	12,000
Net cash provided by operating activities	17,428
Increase in cash	17,428
Cash, beginning of year	136,218
Cash, end of year	$ 153,646

See accompanying notes to financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements
(Expressed in U.S. dollars)

Year ended December 31, 2017

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and is a wholly-owned subsidiary of Questrade Financial Group Inc. (the "Parent").

Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities and is exempt from SEC Rule 17a-13 pursuant to SEC Rule 15c3-3(k)(2)(ii).

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were applied consistently throughout the year.

(b) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(c) Revenue recognition:

Currently, the Company earns service fees and interest income. The Company recognizes revenue on provision of services as provided. Interest income is recognized when earned.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2017

---

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenue and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in foreign currency translation gain in the statement of income.

(e) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(f) Recently Issued Accounting Standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which provides comprehensive guidance on the recognition of revenue from contracts with customers arising from the transfer of goods and services. The new guidance creates a common revenue recognition standard across all industries and requires new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and early adoption is not permitted. Therefore, this guidance is effective for the Company beginning January 1, 2018. The Company is evaluating the effect of this new guidance on its financial statements and does not expect a material impact.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2017

2. **Financial instruments:**

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Company's most significant counterparty concentration was with Questrade, Inc. ("QI"), a commonly controlled company.

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the ability of the parent to call the subordinated loan at their discretion subject to FINRA approval.

(c) Foreign currency risk:

Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial position date are denominated in Canadian dollars ("CAD"). As such, when they are ultimately settled, the number of U.S. dollars received may differ from the carrying amount. Based on the Company's exposure to CAD dollars as at December 31, 2017, the Company would have a foreign currency gain/loss of $8,074 if the CAD dollar decreased/increased by 5% in value against the U.S. dollar.

QUESTRADE USA, INC.

---

3. **Subordinated loan:**

The Company has a subordinated loan with the Parent, which bears interest at a rate of 17.143% per annum and matures on August 31, 2020. The interest is due by the loan maturity date August 31, 2020. The subordinated loan is covered by an agreement that has been approved by FINRA.

4. **Related party transactions:**

On August 31, 2011, the Company and QI entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to agreed upon rates as defined. For the year, the total amount of shared expenses charged to the Company by QI totaled $22,423 and is included under office and sundry in the statement of income.

On January 1, 2011, the Company and QI entered into a service agreement to maintain FINRA registration in good standing. For the year, the Company provided QI with this service in the amount of $66,383, of which $1,388 remained receivable as at December 31, 2017.

In connection with the Company's subordinated loan with the Parent, interest expense in the amount of $12,000 was incurred. $42,001 remains payable as at December 31, 2017 which includes the current year's interest expense and $30,001 of interest payable from prior years. These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. **Common shares:**

The Company has an unlimited number of authorized common shares, of which 8 are issued and outstanding.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2017

---

6. **Income taxes:**

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

Expected Canadian tax rate	26.50%
Expected income tax provision	$ 360
Difference in income taxes resulting from:	
Benefits from previously unrecognized temporary differences	(12)
	$ 348

7. **Economic dependence:**

For the year ended December 31, 2017, 86.8% of revenue was earned from QI customer, a related by virtue of common control entity.

8. **Net capital requirement:**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2017, the Company had net capital of $125,852 which exceeded minimum net capital requirements by $120,852.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2017

9. **Contingencies:**

In the normal course of business, the Company may be involved in litigation. As at December 31, 2017, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. **Subsequent events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2017 and through to February 22, 2018, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2017

Total stockholder's equity from statement of financial condition	$	24,223
Add:		
Subordinated loan		70,000
Interest payable		42,001
		136,224
Deductions:		
Due from affiliate		1,388
Prepaid expenses		1,277
		133,559
Haircut on unhedged foreign currencies		7,707
Net capital	$	125,852
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	1,339
(ii) Minimum net capital		5,000
Net capital requirement	$	5,000
Excess net capital	$	120,852
Aggregate indebtedness	$	20,087
Percentage of aggregate indebtedness to net capital		15.96%

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017, filed by the Company on form X-17A-5 with the SEC and the FINRA on January 22, 2018.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule II - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing under paragraph (k)(2)(ii) of that Rule



QUESTRADE INC., DISCOUNT BROKERAGE
5650 YONGE STREET, SUITE 1700, TORONTO, ON. M2M 4G3
PHONE: 1.416.227.9876, TF: 1.888.783.7866 | FAX: 1.416.227.0078
EMAIL: INFO@QUESTRADE.COM WEB: QUESTRADE.COM

Questrade USA. Inc.'s Exemption Report

February 22, 2018

Questrade USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2) (ii) from January 1, 2017 to December 31, 2017, without exception.

Very truly yours,
Questrade USA, Inc.

Mr. Edward Kholodenko
Chief Executive Officer

Mr. Dean Percy
Chief Financial Officer



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON   M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questrade USA, Inc.:

We have reviewed management's statements, included in the accompanying Questrade USA, Inc.'s Exemption Report (the Exemption Report), in which (1) Questrade USA, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 22, 2018
Toronto, Canada